82-1390

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Cathay Pacific Airways Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Discloseable Transaction

Purchase of 2 Boeing 777-300ER Aircraft

CATHAY PACIFIC

8th June 2006

In this circular the following expressions have the following meanings unless the context requires otherwise:

2005 Aircraft Purchase	The acquisition by CPAS of 12 Boeing 777-300ER aircraft pursuant to the Purchase Agreement.
Air China	Air China Limited, a company incorporated in the People's Republic of China and listed on the Stock Exchange, whose principal activity is the operation of scheduled airline services.
Board	The board of Directors.
Boeing Aircraft	2 Boeing 777-300ER aircraft to be purchased by CPAS pursuant to the Supplemental Agreement.
Boeing Company	The Boeing Company, a corporation organised and existing under the General Corporation Law of the State of Delaware, U.S.A., the principal activity of which is aircraft manufacturing.
Cathay Pacific or CX or Company	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
CPAS	Cathay Pacific Aircraft Services Limited, a company incorporated in the Isle of Man and wholly owned by Cathay Pacific, the principal activity of which is to act as an aircraft acquisition facilitator.
Directors	The directors of Cathay Pacific.
Group	Cathay Pacific and its subsidiaries.
Latest Practicable Date	2nd June 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange.
Purchase Agreement	The aircraft purchase agreement dated 14th December 2005 entered into by CPAS and Boeing Company pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell certain Boeing 777-300ER aircraft.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.
SFO	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
Shareholders	The shareholders of the Company.
Stock Exchange	The Stock Exchange of Hong Kong Limited.

Supplemental Agreement	The supplemental agreement dated 1st June 2006 to the Purchase Agreement pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft.
Transaction	The purchase by the Company of the Boeing Aircraft pursuant to the Supplemental Agreement.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors
Christopher Pratt (Chairman)
Robert Atkinson
Philip Chen
Derek Cridland
Tony Tyler

Non- Executive Directors
Martin Cubbon
Henry Fan
Davy Ho
James Hughes-Hallett
Vernon Moore
Carl Yung
Zhang Xianlin

Independent Non-Executive Directors
Peter Lee
Raymond Or
Jack So
Tung Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

Principal Office:
7th Floor, North Tower
Cathay Pacific City
8 Scenic Road
Hong Kong International Airport
Lantau
Hong Kong

To the Shareholders

8th June 2006

Dear Sir or Madam,

Discloseable Transaction
Purchase of 2 Boeing 777-300ER Aircraft

INTRODUCTION

Reference is made to the Company's announcement dated 1st June 2006 regarding the Supplemental Agreement entered into by CPAS and Boeing Company on 1st June 2006, pursuant to which CPAS has agreed to purchase 2 Boeing 777-300ER aircraft from Boeing Company.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

SUPPLEMENTAL AGREEMENT dated 1st June 2006

(1) Parties to the Transaction

(i) CPAS, as the purchaser

(ii) Boeing Company, as the vendor

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Boeing Company and its ultimate beneficial owner are third parties independent of and not connected with Cathay Pacific or any of its connected persons.

(2) Aircraft to be acquired

Boeing Aircraft, i.e. 2 Boeing 777-300ER aircraft.

As at the Latest Practicable Date, the Company's fleet totals 97 aircraft, comprising 83 passenger aircraft and 14 freighter aircraft.

(3) Consideration

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft in aggregate is US$475 million and is subject to price escalation. With regard to the Boeing Aircraft, Boeing Company has granted to CPAS significant price concessions which may be used towards the payment for the Boeing Aircraft. Such price concessions were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. Taking into account all the factors relating to the purchase of aircraft by CPAS, including the market condition, the type, number and delivery schedule of aircraft being purchased, the extent of the price concessions granted to CPAS in the Transaction is comparable with the price concessions that CPAS had obtained in the 2005 Aircraft Purchase. The Company believes that there is no material difference between the effect of the price concessions obtained in the Transaction and the 2005 Aircraft Purchase on the Company's operating costs taken as a whole. It is normal business practice of the global airline industry to disclose the aircraft basic price, instead of the actual price, for aircraft acquisitions. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Company's cost for the Transaction and will therefore not be in the interest of the Company and the Shareholders as a whole. The Company has applied to the Stock Exchange for a waiver from strict compliance of Rules 14.58(4) and 14.64(4) of the Listing Rules in respect of disclosure of the actual consideration of the Boeing Aircraft.

The 2005 Aircraft Purchase constituted a major transaction in respect of which an announcement dated 14th December 2005 was published and a circular dated 22nd December 2005 was sent to shareholders. The purchase of the Boeing Aircraft was not in contemplation at the time of the 2005 Aircraft Purchase.

(4) Payment and delivery terms

The consideration for the purchase of each of the Boeing Aircraft is payable in cash in six instalments, with the first five instalments to be paid prior to delivery of each aircraft and the balance, being a substantial portion of the consideration, to be paid upon delivery of the aircraft. The Company is expecting to take delivery of the Boeing Aircraft in 2008.

(5) Source of funding

The Transaction will be funded through commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations.

(6) Reasons for, and benefits of, the Transaction

The Boeing Aircraft will replenish and expand the fleet capacity of the Company. They will principally serve long-haul destinations in North America and Europe. The Company expects that the Boeing Aircraft will deliver improved payload range capability at competitive operating costs whilst providing high standards of passenger comfort and safety. The Directors consider that the terms of the Transaction are fair and reasonable and in the interests of the shareholders as a whole.

EFFECT OF TRANSACTION

As mentioned above, the Transaction will be financed by commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations. The Transaction will therefore increase the Group's fixed assets and liabilities. The Transaction may also result in an increase in the Group's debt-to-equity ratio. The total cash outflow of the Company in the next twelve months in respect of the Transaction is approximately US$39 million. However, the Company does not expect the Transaction to have any material negative impact on its cash flow position or its business operations.

Save as described above, the Transaction is not expected to have any material impact on earnings, assets and liabilities of the Group.

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the appendix to this circular.

By order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Interests in shares of Cathay Pacific
(all being long positions)

Name of Director	Capacity	Number of ordinary shares in the Company	Percentage of issued capital
Philip Chen	Beneficial Owner	9,000	0.00027%
Derek Cridland	Beneficial owner	17,000	0.00050%
Tony Tyler	Beneficial Owner	5,000	0.00015%

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of Cathay Pacific (all being long positions)

Name	Number of ordinary shares	Percentage of issued capital	Type of Interest (Note)
Swire Pacific Limited	1,566,233,246	46.30%	Beneficial owner
John Swire & Sons Limited	1,566,233,246	46.30%	Attributable interest (a)
CITIC Pacific Limited	859,353,462	25.40%	Beneficial owner and attributable interest (b)

Note: As at the Latest Practicable Date:

(a) John Swire & Sons Limited ("Swire") and its wholly owned subsidiary John Swire & Sons (H.K.) Limited were deemed to be interested in the 1,566,233,246 shares of the Company directly held by Swire Pacific Limited by virtue of the Swire group's direct or indirect interests in shares of Swire Pacific Limited representing approximately 30% of the issued share capital and approximately 53% of the voting rights;

(b) CITIC Pacific Limited was beneficial owner of 71,600,000 shares of the Company. In addition, each of CITIC Pacific Limited and its wholly owned subsidiary Super Supreme Company Limited had an attributable interest in 787,753,462 shares of the Company which were held by their wholly owned subsidiaries as follows: 214,851,154 shares held by Custain Limited, 191,922,273 shares held by Easerich Investments Inc., 189,057,762 shares held by Motive Link Holdings Inc., and 191,922,273 shares held by Smooth Tone Investments Ltd.

(c) Details of options granted by the Company

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 under which options to subscribe for 68,327,000 shares of the Company at the exercise price of HK$7.47 per share were granted on 15th March 1999 to flight deck crew who paid HK$1 each on acceptance of their share options. The Scheme has been closed and no share options are available for issue under the Scheme. None of the Directors or chief executive was granted any share options under the Scheme.

Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

As at the Latest Practicable Date, options to subscribe for 14,005,500 shares of the Company were outstanding, the details of which are as follows:

Date of grant	Number of share options outstanding as at the Latest Practicable Date	Option period	Subscription price per share HK$
15/03/1999	14,005,500	15/03/1999 – 14/03/2009	7.47

(d) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
Abacus Distribution Systems (Hong Kong) Limited	PCCW Enterprises Limited	5,778,945 ordinary shares	37.04%
AHK Air Hong Kong Limited	DHL Worldwide Express BV	36,268,000 "B" ordinary shares	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032 common shares	40%
Hong Kong Airport Services Limited	Hong Kong Dragon Airlines Limited	30 ordinary shares	30%
HAS GSE Solutions Limited	Hong Kong Dragon Airlines Limited	3 ordinary shares	30%

(e) Directors' interests in competing businesses

Zhang Xianlin is a supervisor of Air China. Henry Fan, Tony Tyler and Zhang Xianlin are directors of Hong Kong Dragon Airlines Limited ("Dragonair"). Air China and Dragonair compete or are likely to compete either directly or indirectly with the business of the Company as they operate airline services to certain destinations which are also served by the Company. Zhang Xianlin is not directly involved in the management of Air China's business. None of Henry Fan, Tony Tyler or Zhang Xianlin are directly involved in the management of Dragonair's business.

The Directors consider that the Group is capable of and does carry on its business independently of, and on an arm's length basis with, the competing businesses of Air China and Dragonair.

(f) Other interests of Directors

Philip Chen, Martin Cubbon, Davy Ho, James Hughes-Hallett and Christopher Pratt are all directors of Swire Pacific Limited. They are also employees of the John Swire & Sons Limited group ("Swire Group"), so are Robert Atkinson and Tony Tyler. Henry Fan, Vernon Moore and Carl Yung are directors and employees of CITIC Pacific Limited. Swire Pacific Limited, John Swire & Sons Limited and CITIC Pacific Limited are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and employees of the Swire Group, Robert Atkinson, Philip Chen, Martin Cubbon, Davy Ho, James Hughes-Hallett, Christopher Pratt and Tony Tyler are interested in the JSS Agreement.

(g) Service contracts

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

LITIGATION

The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

The Company has been involved in investigations in respect of its air cargo operations by the European Commission and United States Department of Justice and has been cooperating with the authorities in their investigations. The Company has also been involved in a number of civil class action complaints in the United States and in Canada. The Company is legally

represented and are defending the actions. The investigations and class actions are ongoing and the outcomes are subject to uncertainties.

Except as disclosed above, there were no litigation or claims of material importance pending or threatened against any member of the Group as at the Latest Practicable Date.

MISCELLANEOUS

1. The secretary of the Company is David Fu. He holds a Master of Arts degree from Oxford University and is an associate member of The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators.

2. The qualified accountant to the Company is Robert Atkinson. He holds a Bachelor of Arts (Honours) degree from Nottingham University and is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants.

3. The registered address of the Company is at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong. The head office of the Company is at 7th Floor, North Tower, Cathay Pacific City, 8 Scenic Road, Hong Kong International Airport, Lantau, Hong Kong.

4. The Company's share registrars and transfer office is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

此乃重要通函　請即處理

閣下如對本通函任何方面或對所要採取的行動**有任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有國泰航空有限公司股份，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

國泰航空有限公司

（在香港註冊成立的有限公司）

（股票代號：293）

須予披露交易

購買兩架波音 777-300ER 型飛機

國泰航空公司

二零零六年六月八日

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

二零零五年飛機認購	CPAS 根據認購協議購買十二架波音 777-300ER 型飛機。
國航	中國國際航空股份有限公司，一家在中華人民共和國註冊成立並於聯合交易所上市的公司，其主要業務爲營運定期航班服務。
董事局	董事局。
波音飛機	CPAS 根據補充協議將購買的兩架波音 777-300ER 型飛機。
波音公司	波音公司，一個根據美國德拉瓦州一般公司法籌組而存在的法團，其主要業務爲製造飛機。
國泰航空或公司	國泰航空有限公司，其主要業務爲營運定期航班服務。
CPAS	Cathay Pacific Aircraft Services Limited，一家在馬恩島註冊成立並由國泰航空全資擁有的公司，其主要業務爲提供飛機購買服務。
董事	國泰航空董事。
集團	國泰航空及其附屬公司。
最後可行日期	二零零六年六月二日，即本通函付印前確認其中若干資料的最後可行日期。
上市規則	香港聯合交易所證券上市規則。
認購協議	由 CPAS 與波音公司於二零零五年十二月十四日訂立的飛機認購協議，根據該協議，CPAS 及波音公司分別同意購買及售出若干波音 777-300ER 型飛機。
標準守則	上市規則附錄十，即上市公司董事進行證券交易的標準守則。

證券及期貨條例	(香港法例第 571 章) 證券及期貨條例。
股東	公司的股東。
聯合交易所	香港聯合交易所有限公司。
補充協議	於二零零六年六月一日訂立的認購協議補充協議，根據該協議，CPAS 及波音公司分別同意購買及售出波音飛機。
交易	公司根據補充協議購買波音飛機。

國泰航空有限公司

（在香港註冊成立的有限公司）

常務董事
白紀圖 (主席)
顏堅信
陳南祿
梁德基
湯彥麟

非常務董事
郭鵬
范鴻齡
何祖英
何禮泰
莫偉龍
榮明杰
張憲林

獨立非常務董事
利定昌
柯清輝
蘇澤光
董建成

註冊辦事處：
香港金鐘道八十八號
太古廣場二座
三十五樓

總辦事處：
香港大嶼山
香港國際機場
觀景路八號
國泰城北座七樓

各位股東：

須予披露交易
購買兩架波音 777-300ER 型飛機

緒言

謹此提述公司二零零六年六月一日的公告，該公告內容有關 CPAS 與波音公司於二零零六年六月一日訂立的補充協議，根據該協議，CPAS 同意向波音公司購買兩架波音 777-300ER 型飛機。

根據上市規則，交易構成公司一項須予披露交易。

本通函目的是載列交易的詳情。

補充協議日期為二零零六年六月一日

(1) **交易各方**

(i) CPAS，爲買方

(ii) 波音公司，爲賣方

公司謹此確認，據各董事所知及所信，並經過所有合理查詢，波音公司及其最終實益擁有人均爲國泰航空及其任何關連人士以外的獨立第三方。

(2) **所認購的飛機**

波音飛機，即兩架波音 777-300ER 型飛機。

於最後可行日期，公司的機隊共有九十七架飛機，包括八十三架客機及十四架貨機。

(3) **代價**

飛機基本價格包括機身價格、附加部件價格及發動機價格。波音飛機的飛機基本價格總計爲四億七千五百萬美元，價格可予調升。波音公司就波音飛機給予 CPAS 大幅價格優惠，可用作支付波音飛機的費用。該價格優惠乃雙方按公平原則磋商後釐定，因此波音飛機的實際代價較上述的飛機基本價格爲低。交易乃根據一般商業慣例磋商訂立。考慮 CPAS 購買飛機的一切相關因素，包括市場狀況、所購買飛機的類型、數量及付運期，交易中給予 CPAS 的價格優惠程度與 CPAS 於二零零五年飛機認購中獲得的價格優惠相若。公司相信交易所獲價格優惠對公司整體營運成本的影響，相比於二零零五年飛機認購所獲價格優惠的影響並無重大差異。購買飛機時披露飛機的基本價格而非實際價格，乃全球航空業的正常商業常規。披露實際代價將導致失去大幅價格優惠，因而對公司的交易成本造成重大負面影響，因此將不符合公司及股東的整體利益。公司已向聯合交易所申請豁免，使毋須嚴格遵守上市規則第 14.58(4) 及 14.64(4) 條有關披露波音飛機實際代價的規定。

二零零五年飛機認購構成一項重大交易，公司已就此刊發公告，日期爲二零零五年十二月十四日；並向股東發送通函，日期爲二零零五年十二月二十二日。二零零五年飛機認購進行時並無籌劃購買波音飛機。

(4) **付款及付運條款**

購買每架波音飛機的代價須分六期以現金支付，首五期款額將於每架飛機付運前支付，佔代價相當大部分的餘款將於飛機付運時支付。公司預期於二零零八年接收波音飛機。

(5) 資金來源

交易的資金將由商業銀行貸款、公司其他債務工具及/或由公司業務營運產生的現金提供。

(6) 交易的理由及好處

波音飛機將補充及擴充公司機隊的可運載量。該等飛機將主要服務北美洲及歐洲的長途航點。公司預期波音飛機將可在營運成本具競爭力的情況下，提供更佳的載重航程性能，並可爲乘客提供既舒適又安全的高水準服務。董事局認爲交易的條款乃屬公平合理，且符合整體股東的利益。

交易的影響

誠如上文所述，交易所需資金將由商業銀行貸款、公司其他債務工具及/或公司業務營運所產生的現金提供，因此交易將增加集團的固定資產及負債。交易亦可能引致集團的負債比率增加。公司在未來十二個月間有關交易的現金流出總額約爲三千九百萬美元。然而，公司預期交易將不會對其現金流量狀況或業務運作造成任何重大不利影響。

除上文所述外，亦不預期交易將對集團的盈利、資產及負債造成任何重大影響。

其他資料

此外亦請參閱本通函附錄所載的資料。

承董事局命
國泰航空有限公司
主席
白紀圖

二零零六年六月八日

責任聲明

本文件的資料是爲遵照上市規則而刊載，旨在提供有關公司的資料。

各董事願意共同及個別就本文件所載資料的準確性承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本文件並無遺漏任何事實，足以令本文件所載任何內容產生誤導。

權益披露

(a) 董事及行政總裁的股份權益

除下文所披露者外，於最後可行日期，公司董事或行政總裁並無在公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份及債券中擁有任何(a)根據證券及期貨條例第 XV 部第 7 及第 8 分部須知會公司及聯合交易所的權益或淡倉（包括根據證券及期貨條例有關條文被視爲或當作持有的權益及淡倉）；或(b)根據證券及期貨條例第 352 條須列入有關條例所述的登記冊的權益或淡倉；或(c)根據標準守則須知會公司及聯合交易所的權益或淡倉。

於國泰航空股份的權益
(全皆好倉)

董事姓名	持有身份	持有公司普通股數目	佔已發行股本百分率
陳南祿	實益擁有人	9,000	0.00027%
梁德基	實益擁有人	17,000	0.00050%
湯彥麟	實益擁有人	5,000	0.00015%

(b) 主要股東

除下文所披露者外，就公司董事及行政總裁所知，概無任何人士於最後可行日期在公司的股份及相關股份（包括認股權）中擁有權益或淡倉而須根據證券及期貨條例第 XV 部第 2 及第 3 分部的規定作出披露：

於國泰航空股份的權益
(全皆好倉)

名稱	普通股數目	佔已發行股本百分率	權益類別（附註）
太古股份有限公司	1,566,233,246	46.30%	實益擁有人
英國太古集團有限公司	1,566,233,246	46.30%	應佔權益(a)
中信泰富有限公司	859,353,462	25.40%	實益擁有人及應佔權益(b)

附註： 於最後可行日期：

(a) 由於英國太古集團有限公司（「太古」）集團直接或間接擁有相當於約百分之三十已發行股本及約百分之五十三投票權的太古股份有限公司股份權益，太古及其全資附屬公司香港太古集團有限公司被視爲擁有太古股份有限公司直接持有的 1,566,233,246 股本公司股份的權益。

(b) 中信泰富有限公司實益擁有 71,600,000 股本公司股份。此外，中信泰富有限公司及其全資附屬公司 Super Supreme Company Limited 各自於 787,753,462 股本公司股份中有應佔權益，該股權由兩者的全資附屬公司持有如下： Custain Limited 持有 214,851,154 股， Easerich Investments Inc. 持有 191,922,273 股， Motive Link Holdings Inc. 持有 189,057,762 股及 Smooth Tone Investments Ltd. 持有 191,922,273 股。

(c) 公司授予的認股權詳情

公司於一九九九年三月十日採納一項股份認購權計劃（「計劃」）。於一九九九年三月十五日，根據此計劃以行使價每股港幣 7.47 元授出相當於 68,327,000 股公司股份的認股權，給予支付港幣一元以獲認股權的航空機組人員。此計劃現已結束，再無任何認股權可根據此計劃發行。各董事或行政總裁概無根據此計劃獲授予任何認股權。

除在有限情況外，相等於 50% 股份的認股權於二零零二年三月十五日開始可行使，而餘數則於二零零四年三月十五日開始可行使。除在有限情況外，所有認股權須於二零零九年三月十四日前行使。

於最後可行日期，尚未行使的認股權相當於 14,005,500 股公司股份，詳情如下：

授出日期	於最後可行日期尚未行使認股權數目	認購期	每股認購價港幣
15/03/1999	14,005,500	15/03/1999 - 14/03/2009	7.47

(d) 公司旗下附屬公司的主要股東

就公司董事或行政總裁所知，截至最後可行日期，下述人士持有有權於以下公司旗下附屬公司的股東大會上投票的已發行股本 10% 或以上權益：

附屬公司名稱	股東名稱	所持股份數目及類別	持股量百分率
聯亞旅遊資訊系統（香港）有限公司	PCCW Enterprises Limited	5,778,945 股普通股	37.04%
香港華民航空有限公司	DHL Worldwide Express BV	36,268,000 股 "B"股普通股	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032股普通股	40%
香港機場地勤服務有限公司	港龍航空有限公司	30 股普通股	30%
HAS GSE Solutions Limited	港龍航空有限公司	3 股普通股	30%

(e) 董事於競爭業務的權益

張憲林爲國航監事。范鴻齡、湯彥麟及張憲林爲港龍航空有限公司（「港龍航空」）董事。由於國航及港龍航空經營的若干航點與公司相同，因此直接或間接與公司業務構成競爭或可能構成競爭。張憲林並無直接參與管理國航的業務，而范鴻齡、湯彥麟或張憲林亦無直接參與管理港龍航空的業務。

董事認爲集團能夠並確實以獨立於國航及港龍航空競爭業務的方式及按公平原則經營業務。

(f) 董事其他權益

陳南祿、郭鵬、何祖英、何禮泰及白紀圖均爲太古股份有限公司董事。他們亦爲英國太古集團有限公司集團（「太古集團」）僱員，顏堅信及湯彥麟亦爲太古集團僱員。而范鴻齡、莫偉龍及榮明杰爲中信泰富有限公司董事及僱員。如上文所述，太古股份有限公司、英國太古集團有限公司及中信泰富有限公司均爲公司的主要股東。

公司與香港太古集團有限公司（「香港太古集團」）訂有服務協議（「太古協議」），香港太古集團根據該協議提供的服務，包括由香港太古集團提供太古集團董事及高級行政人員所給予的意見及專業知識、太古集團職員提供的全職或兼職服務、其他行政管理及相類服務，以及不時由雙方協定的其他服務。

香港太古集團就該等服務收取年度服務費，按公司扣除稅項及少數股東權益前綜合溢利的 2.5% 計算，並經若干調整。公司亦須按成本價償付太古集團因提供服務所引致的一切開支。

太古協議由二零零五年一月一日開始生效，將於二零零七年十二月三十一日終止。除非協議任何一方於任何一年的十二月三十一日期滿前給予另一方不少於三個月通知終止協議，否則協議將於此後每三年續期一次。

顏堅信、陳南祿、郭鵬、何祖英、何禮泰、白紀圖及湯彥麟爲太古集團董事及僱員，在太古協議中有利益關係。

(g) 服務合約

董事概無與集團任何成員公司訂有或擬訂立不可由集團免付賠償金（法定的賠償金除外）而於一年內屆滿或由集團終止的服務合約。

訴訟

公司於眾多法域課稅，多年來在其中部分法域仍存在稅務糾紛。對於可能實現的結果並可作出可靠估計的糾紛，已就其預期結果撥出準備。然而，最終結果尚未確定，最後的負債可能超過所撥的準備。

公司涉及歐洲委員會及美國司法部就其貨物空運業務的調查工作，並一直與有關當局合作進行調查。公司亦涉及美國及加拿大數宗民事集體訴訟案件。公司正由律師代表就該等訴訟作出抗辯。調查工作及集體訴訟行動一直持續進行，結果尚未確定。

除上文所披露者外，於最後可行日期，集團任何成員公司概無涉及任何待決或面臨威脅的重大訴訟或索償。

其他資料

1. 公司秘書爲傅溢鴻。他持有牛津大學文學碩士學位，爲香港特許秘書公會及特許秘書及行政人員公會會員。

2. 公司合資格會計師爲顏堅信。他持有諾定咸大學榮譽文學士學位，爲英倫及威爾斯特許會計師公會及香港會計師公會資深會員。

3. 公司的註冊辦事處爲香港金鐘道八十八號太古廣場二座三十五樓。公司的總辦事處爲香港大嶼山香港國際機場觀景路八號國泰城北座七樓。

4. 公司的股份及過戶登記處爲香港中央證券登記有限公司，地址爲香港皇后大道東一八三號合和中心四十六樓。

本頁特意留白

CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED
2006 JUN 19 A 10:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: CSA/CPA6/5(e)

9th June 2006

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith copies of the Company's announcements published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

DF/FL/df
Encl.

c.c.: Thomas DiVivo, Assistant Vice President, The Bank of New York (w/e, by e-mail: tdivivo@bankofny.com)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc

中國國際航空股份有限公司
AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

CATHAY PACIFIC
CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

JOINT ANNOUNCEMENT

This joint announcement is made under Listing Rule 13.09.

Reference is made to (a) the MOU Announcement made by Air China and Cathay on 20 October 2004, and (b) the joint announcement made by Air China, Cathay, CNAC Limited, CITIC and SPAC on 8 June 2006.

Air China and Cathay announced in the MOU Announcement that they had entered into the MOU, which, amongst other things, set out the framework for discussing the objective of the parties of exploring opportunities for cooperation in respect of certain operational matters. On 8 June 2006, Air China and Cathay entered into the Operating Agreement to record the agreement of the parties as to the carrying into effect of certain matters referred to in the MOU so as to enhance cooperation between Air China and Cathay in a number of key operational areas. Air China and Cathay believe that the close cooperation contemplated by the Operating Agreement will further the development of Beijing Capital International Airport and Hong Kong International Airport as gateways to and hubs for Mainland China, and will enable Air China and Cathay to optimise the allocation of their current operating resources and streamline the organisation of their sales functions. The Operating Agreement will take effect upon the Restructuring Agreement becoming unconditional.

Introduction

This joint announcement is made under Listing Rule 13.09.

Reference is made to (a) the MOU Announcement made by Air China and Cathay on 20 October 2004, and (b) the joint announcement made by Air China, Cathay, CNAC Limited, CITIC and SPAC on 8 June 2006.

Air China and Cathay announced in the MOU Announcement that they had entered into the MOU, which, amongst other things, set out the framework for discussing the objective of the parties of exploring opportunities for cooperation in respect of certain operational matters. On 8 June 2006, Air China and Cathay entered into the Operating Agreement to record the agreement of the parties as to the carrying into effect of certain matters referred to in the MOU so as to enhance cooperation between Air China and Cathay in a number of key operational areas. Air China and Cathay believe that the close cooperation contemplated by the Operating Agreement will further the development of Beijing Capital International Airport and Hong Kong International Airport as gateways to and hubs for Mainland China, and will enable Air China and Cathay to optimise the allocation of their current operating resources and streamline the organisation of their sales functions. The Operating Agreement will take effect upon the Restructuring Agreement becoming unconditional.

Key Cooperation Areas

Sales and Marketing: With a view to streamlining the organisation of the sales functions of Air China and Cathay, Air China and Cathay will implement reciprocal sales representation for passenger services in Mainland China, Hong Kong, Macau and Taiwan. Cathay will be responsible for passenger sales for Air China in Hong Kong, Macau and Taiwan, and Air China will be responsible for passenger sales for Cathay in Mainland China. Air China and Cathay will comply with any relevant requirements of the Listing Rules prior to such sales and marketing taking effect.

Code Share and Joint Ventures: Air China and Cathay will operate all the passenger services of Cathay and Air China between Hong Kong and Mainland China under a code-share arrangement. In addition, Air China and Cathay will, over time, operate all shared routes between Hong Kong and Mainland China as joint venture routes under revenue and cost pooling arrangements. As a general principle, revenues of Air China and Cathay earned from, and costs incurred by Air China and Cathay in operating, each joint venture route will be shared equally between Air China and Cathay. However, where the capacities of Air China and Cathay are different on any route, such revenues and costs will be shared between them on an equitable and proportionate basis, having regard to such difference. Air China and Cathay will comply with any relevant requirements of the Listing Rules prior to such joint ventures taking effect.

Cargo Joint Venture: Air China and Cathay intend to establish a jointly-owned cargo airline based in Shanghai, in which their respective economic interests will be 51% and 49%. Air China and Cathay will comply with the relevant requirements of the Listing Rules upon establishment of the cargo joint venture.

Dragonair: Cathay will maintain Dragonair (including its brand and identity) as a principal airline within the Cathay group for a period of six years. During that period, Dragonair will continue to operate substantial air services between Hong Kong and Mainland China.

As Cathay currently owns 10% of the total issued shares of Air China, it is a substantial shareholder of Air China and is therefore a connected person of Air China as defined under Chapter 14A of the Listing Rules. After the proposed restructuring contemplated by the Restructuring Agreement, Air China is expected to own more than 10% of the enlarged issued share capital of Cathay and therefore it will also be a connected person of Cathay. Accordingly, the transactions contemplated by the Operating Agreement will constitute connected transactions on normal commercial terms for each of Air China and Cathay under Chapter 14A of the Listing Rules.

Definition

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"Air China"	Air China Limited, a company incorporated in the People's Republic of China and whose H shares are listed on the Exchange as its primary listing venue and on the Official List of the UK Listing Authority as its secondary listing venue
"Cathay"	Cathay Pacific Airways Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange
"CITIC"	CITIC Pacific Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange
"CNAC Limited"	China National Aviation Company Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange
"Dragonair"	Hong Kong Dragon Airlines Limited, a company incorporated in Hong Kong
"Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Mainland China"	The People's Republic of China excluding Hong Kong, Macau and Taiwan but including (for the avoidance of doubt) the Pearl River Delta
"MOU"	A non-binding Memorandum of Understanding between Cathay and Air China relating to the matters referred to in the MOU Announcement
"MOU Announcement"	The joint announcement made by Cathay and Air China on 20 October 2004
"Operating Agreement"	The operating agreement dated 8 June 2006 pursuant to which Air China and Cathay have agreed to cooperate in various operational areas
"Restructuring Agreement"	The restructuring agreement dated 8 June 2006 entered into by SPAC, CITIC, CNAC Limited, Air China and Cathay
"SPAC"	Swire Pacific Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange

Directors

As at the date of this announcement, the directors of Air China are:

Non-Executive Directors: Li Jiaxiang (Chairman), Kong Dong, Wang Shixiang, Yao Weiting;
Executive Directors: Ma Xulun, Cai Jianjiang, Fan Cheng; and
Independent Non-Executive Directors: Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

As at the date of this announcement, the directors of Cathay are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Davy Ho, Vernon Moore, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

By Order of the Board
Air China Limited
Zheng Baoan Li Man Kit
Joint Company Secretaries
Beijing, 8 June 2006

By Order of the Board
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 8 June 2006

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

中國國際航空公司
AIR CHINA

AIR CHINA LIMITED
(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 753)

(1) MAJOR TRANSACTION
(i) ACQUISITION OF CATHAY SHARES
(ii) ACQUISITION OF CATHAY SHARES BY CNAC LIMITED

(2) CONNECTED TRANSACTIONS
(i) ACQUISITION OF CATHAY SHARES
(ii) ISSUE OF AIR CHINA H SHARES

(3) CONNECTED TRANSACTIONS
(i) SALE OF DRAGONAIR SHARES BY CNAC LIMITED
(ii) ACQUISITION OF CATHAY SHARES BY CNAC LIMITED

CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

(1) CONNECTED TRANSACTIONS
(i) ACQUISITION OF DRAGONAIR SHARES
(ii) ALLOTMENT AND ISSUE OF CATHAY SHARES

(2) DISCLOSEABLE TRANSACTION
ACQUISITION OF DRAGONAIR SHARES

(3) DISCLOSEABLE TRANSACTION
ACQUISITION OF AIR CHINA H SHARES

(4) INCREASE IN AUTHORISED SHARE CAPITAL

(5) ALLOTMENT AND ISSUE OF CATHAY SHARES
PURSUANT TO LISTING RULE 13.36(1)(a)

中航興業有限公司

CHINA NATIONAL AVIATION COMPANY LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 1110)

VERY SUBSTANTIAL DISPOSAL
SALE OF DRAGONAIR SHARES

VERY SUBSTANTIAL ACQUISITION
ACQUISITION OF CATHAY SHARES

CITIC Pacific Limited
中信泰富有限公司

CITIC PACIFIC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 267)

(1) CONNECTED AND DISCLOSEABLE TRANSACTIONS
(i) SALE OF DRAGONAIR SHARES
(ii) ACQUISITION OF CATHAY SHARES

(2) DISCLOSEABLE TRANSACTION
SALE OF CATHAY SHARES

SWIRE PACIFIC

SWIRE PACIFIC LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Codes: 19 and 87)

Listing Rule 13.09 Announcement

On 8 June 2006, Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC entered into a conditional agreement in relation to (i) the restructuring of the parties' shareholdings in Cathay and Dragonair and (ii) the acquisition by Cathay of additional shares in Air China. If the agreement becomes unconditional, (1) Dragonair will become a wholly-owned subsidiary of Cathay, (2) Air China will become a substantial shareholder of Cathay and (3) Cathay will increase its shareholding in Air China.

Cathay has offered to acquire all the Dragonair Shares which it does not already own for a total consideration of HK$8.22 billion (based on a valuation of Dragonair of HK$10.00 billion or HK$20.00 per Dragonair Share) to be satisfied by a combination of the issue of 548,045,724 new Cathay Shares at an issue price of HK$13.50 per share and HK$0.82 billion in cash.

Each of SPAC, CNAC Limited and CITIC Pacific has agreed to accept the offer from Cathay to acquire their Dragonair Shares. To the extent that any Dragonair Minority Shareholders do not accept the offer from Cathay to acquire their Dragonair Shares, Cathay intends to exercise its powers under section 168 of the Companies Ordinance (Cap.32 of the Laws of Hong Kong) following completion of the Transaction to acquire compulsorily the remaining Dragonair Shares from the relevant Dragonair Minority Shareholders.

SPAC and CITIC Pacific have agreed to sell to Air China 40,128,292 and 359,170,636 Cathay Shares respectively. The consideration payable by Air China for such Cathay Shares is HK$13.50 per share.

Cathay has agreed to subscribe in cash for 1,179,151,364 Air China H Shares at an aggregate subscription price of HK$4.07 billion, representing HK$3.45 per Air China H Share.

SPAC and CITIC Pacific have agreed to sell on or before Completion, such number of Cathay Shares as will result in the percentage of Cathay Shares held by them on Completion being 40% and 17.50% respectively and the percentage of Cathay Shares in public hands being not less than 25%.

Under the Restructuring Agreement, SPAC and CITIC Pacific have agreed to recommend to the Cathay Board that as soon as practicable following Completion and in any event, no later than 60 days following Completion, Cathay will pay a special interim dividend of HK$0.32 per Cathay Share.

SPAC, CNAC Limited, CITIC Pacific and Air China have entered into a shareholders agreement for the purpose of regulating their relationship with each other as shareholders of Cathay and certain aspects of the affairs of, and their shareholdings in, Cathay, following completion of the Transaction.

Under the Shareholders Agreement:

(i) the parties have agreed that the Cathay Board will, subject to adjustment in certain circumstances, consist of four non-executive directors nominated by SPAC, two non-executive directors nominated by each of CITIC Pacific and Air China, five executive directors nominated by SPAC and four independent non-executive directors;

(ii) the parties have agreed to support, including by exercise (to the extent permitted by law and the rules of the Exchange) of their respective voting rights as shareholders of Cathay, the continuation and periodic renewal of the existing management arrangements for Cathay and its subsidiaries, including the services agreement between John Swire & Sons (H.K.) Limited and Cathay, and their extension to Dragonair and its subsidiaries substantially on their current terms; and
(iii) to support the implementation of the Operating Agreement and by exercise (to the extent permitted by law and the rules of the Exchange) of their respective voting rights as shareholders of Cathay, its continuation and any periodic renewal of it.

In addition, the parties have agreed to the following in relation to their shareholdings in Cathay:
(i) SPAC has agreed that the beneficial interest of SPAC and its group in the Cathay Share Capital will not exceed 44.90% (49.90% if (i) CITIC Pacific and its group or (ii) Air China and its group increase their respective combined aggregate beneficial interest in the Cathay Share Capital to above 22.45%), except with the prior written consent of the other parties;
(ii) Each of (i) CITIC Pacific and (ii) Air China and CNAC Limited have agreed that the combined aggregate beneficial interest of respectively CITIC Pacific and its group and Air China and its group in the Cathay Share Capital will not exceed 29.99%, except with the prior written consent of the other parties; and
(iii) CITIC Pacific, Air China and CNAC Limited have agreed that, except with the prior written consent of SPAC, their combined beneficial interest in the Cathay Share Capital (including those of their groups) will not exceed 40% or the percentage beneficial interest of SPAC and its group in the Cathay Share Capital (whichever is the lower).

(The undertakings by CITIC Pacific, Air China and CNAC Limited described in paragraphs (ii) and (iii) above will cease to apply if SPAC (and/or its group companies) disposes of Cathay Shares and as a result SPAC (together with its group) is beneficially interested in less than 30% of the Cathay Share Capital and Air China (together with its group) or CITIC Pacific (together with its group) is beneficially interested (whether or not as a result of such disposal by SPAC and/or its group companies) in more Cathay Shares than SPAC (together with its group). The undertaking by CITIC Pacific, Air China and CNAC Limited in paragraph (iii) above will also cease to apply if SPAC (together with its group) is beneficially interested in 44.50% or more of the Cathay Share Capital. The undertakings by SPAC, CITIC Pacific, Air China and CNAC Limited described above will cease to apply in favour of any shareholder which is a party to the Shareholders Agreement whose beneficial interest in the Cathay Share Capital (including that of its group) is less than 15%.)

The parties to the Shareholders Agreement have also agreed that so long as a Shareholder is beneficially interested (together with its group) (directly or indirectly) in 15% or more of the Cathay Share Capital, it will not make a takeover offer for Cathay or accept a takeover offer from a third party, unless that offer has been recommended by the Cathay Board.

Air China and Cathay have today also jointly announced that they have entered into the Operating Agreement.

Based on the assumptions and reasoning set out below under the heading "Regulatory and Listing Rule Implications":

Air China

- the acquisition by Air China of Cathay Shares from CITIC Pacific constitutes a connected transaction for Air China and is subject to the approval of the independent shareholders of Air China;
- the issue of Air China H Shares to Cathay constitutes a connected transaction for Air China and is subject to the approval of the independent shareholders of Air China;
- the sale of Dragonair Shares by CNAC Limited (as a subsidiary of Air China) to Cathay and the acquisition of Cathay Shares by CNAC Limited (as a subsidiary of Air China) from Cathay each constitutes a connected transaction for Air China and is subject to the approval of the independent shareholders of Air China;
- the acquisition of Cathay Shares by CNAC Limited (as a subsidiary of Air China) from Cathay, when aggregated with the acquisition by Air China of Cathay Shares from CITIC Pacific and SPAC, constitutes a major transaction for Air China and is subject to the approval of the shareholders of Air China;
- the issue of additional Air China H Shares to Cathay is subject to approval by a special resolution of shareholders in general meeting of Air China and approvals by special resolutions of shareholders at separate class meetings of Air China in accordance with Air China's articles of association and Rule 19A.38 of the Listing Rules;

Cathay

- the acquisition of Dragonair Shares by Cathay from SPAC and CITIC Pacific constitutes a connected transaction and is subject to the approval of the independent shareholders of Cathay;
- the allotment and issue of new Cathay Shares by Cathay to SPAC and CITIC Pacific constitutes a connected transaction for Cathay and is subject to the approval of the independent shareholders of Cathay;
- the acquisition of Dragonair Shares by Cathay from each of SPAC, CITIC Pacific, CNAC Limited and the Dragonair Minority Shareholders, when aggregated, constitutes a discloseable transaction for Cathay;
- the acquisition by Cathay of additional Air China H Shares constitutes a discloseable transaction for Cathay;
- the proposed increase of the authorised share capital of Cathay from 3,900,000,000 Cathay Shares to 5,000,000,000 Cathay Shares to facilitate the Transaction is subject to the approval of the shareholders of Cathay;
- the allotment and issue by Cathay of new Cathay Shares to SPAC and CITIC Pacific is subject to the approval of the shareholders of Cathay pursuant to Rule 13.36(1)(a) of the Listing Rules;

CNAC Limited

- the sale by CNAC Limited of Dragonair Shares to Cathay in consideration of Cathay issuing new Cathay Shares and paying HK$0.43 billion in cash to CNAC Limited constitutes a very substantial disposal and a very substantial acquisition for CNAC Limited and is therefore subject to the approval of the shareholders of CNAC Limited;

CITIC Pacific

- the sale by CITIC Pacific of Dragonair Shares to Cathay constitutes a connected transaction for CITIC Pacific and is subject to the approval of the independent shareholders of CITIC Pacific;
- the sale by CITIC Pacific of Dragonair Shares to Cathay constitutes a discloseable transaction for CITIC Pacific;
- the acquisition of new Cathay Shares by CITIC Pacific as consideration for the Dragonair Shares constitutes a connected transaction for CITIC Pacific and is subject to the approval of the independent shareholders of CITIC Pacific;
- the acquisition by CITIC Pacific of new Cathay Shares as consideration for the Dragonair Shares constitutes a discloseable transaction for CITIC Pacific; and
- the sale by CITIC Pacific of Cathay Shares to Air China constitutes a discloseable transaction for CITIC Pacific.

SPAC

- This joint announcement is made, in the case of SPAC, under Rule 13.09 of the Listing Rules.

A circular giving further details of the Transaction, the views of the independent non-executive directors of Air China and independent financial adviser to Air China, together with a notice of the Air China EGM will be dispatched to shareholders of Air China as soon as practicable.

Details of the Transaction, to the extent they constitute connected transactions for Air China, will also be included in Air China's next annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

A circular giving further details of the Transaction, the views of the independent non-executive directors of Cathay and independent financial adviser to Cathay, together with notice of the Cathay EGM will be dispatched to shareholders of Cathay as soon as practicable.

Details of the Transaction, to the extent they constitute connected transactions for Cathay, will also be included in Cathay's next annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

A circular giving further details of the Transaction, the views of the independent non-executive directors of CNAC Limited and independent financial adviser to CNAC Limited, together with a notice of the CNAC Limited EGM will be dispatched to shareholders of CNAC Limited as soon as practicable.

A circular giving further details of the Transaction, the views of the independent non-executive directors of CITIC Pacific and independent financial adviser to CITIC Pacific, together with a notice of the CITIC Pacific EGM will be dispatched to shareholders of CITIC Pacific as soon as practicable.

Details of the Transaction, to the extent they constitute connected transactions for CITIC Pacific, will also be included in CITIC Pacific's next annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

Conditional Undertaking and Request for Privatization of CNAC Limited

On Ling Investments Limited, which beneficially owns approximately 9.75% of the issued share capital of CNAC Limited, has given a conditional irrevocable undertaking to Air China and CNAC Limited to vote in favour of the shareholders' resolutions to be proposed at CNAC Limited's shareholders' meeting to approve the sale by CNAC Limited of Dragonair Shares to Cathay and the acquisition of Cathay Shares by CNAC Limited as described in this announcement. The conditions precedent to On Ling's undertaking are:
(a) the publication of an announcement by or on behalf of Air China of a privatization offer in cash for all the issued shares of CNAC Limited, other than those already owned by Air China and parties acting in concert with it, on terms no less favourable than HK$2.80 per CNAC Limited Share; and
(b) the independent financial adviser to CNAC Limited's independent board of directors committee is of the opinion that the terms of the sale of the Dragonair Shares and the privatization referred to in paragraph (a) above from a financial perspective are fair and reasonable.

Following receipt of the conditional undertaking from On Ling Investments Limited, CNAC Limited Directors have requested Air China to privatize CNAC Limited by way of a scheme of arrangement, the basis that the offer price will be HK$2.80 per CNAC Limited share. Air China is currently considering the request by CNAC Limited Directors and is seeking the appropriate PRC regulatory approvals and financing to proceed with the privatization offer. Air China is currently also in the process of formulating the proposals for the privatization offer and will issue an announcement if and as soon as the proposals are finalized. As certain terms of the proposals are subject to various external factors that are outside its control, Air China is not in a position, as at the date of this announcement, to provide an estimate of the timing for any announcement of a privatization offer.

As such, there is no certainty as to whether or not Air China will make a privatization offer for CNAC Limited. Accordingly, shareholders and potential investors in CNAC Limited should not assume that a privatization offer will be made and should instead exercise caution in dealing in CNAC Limited's shares.

The Executive takes the view that, if a privatization offer is made by Air China pursuant to the request of CNAC Limited Directors, Air China will have to make the offer in cash at HK$2.80 per CNAC Limited Share.

Resumption of Trading

At the request of each of Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC, trading in shares in each of them on the Exchange was suspended with effect from 9:30 a.m. (in the case of Cathay, CITIC Pacific and SPAC) and 9:31 a.m. (in the case of Air China and CNAC Limited) on 5 June 2006 pending the issue of this announcement. Application has been made by each of Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC to the Exchange for the resumption of trading in each of their shares with effect from 9:30 a.m. on 9 June 2006.

DESCRIPTION OF THE TRANSACTION

On 8 June 2006, Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC entered into a conditional agreement in relation to the restructuring of the parties' shareholdings in Cathay and Dragonair. If the agreement becomes unconditional, (1) Dragonair will become a wholly-owned subsidiary of Cathay, (2) Air China will become a substantial shareholder of Cathay and (3) Cathay will increase its shareholding in Air China.

The principal shareholdings in Cathay and Dragonair as at the date of this announcement are as follows:

	Cathay	
	Number of Shares	% of Shares
SPAC	1,566,233,246	46.30%
CITIC Pacific	859,353,462	25.40%
Public	957,197,640	28.30%
Total	3,382,784,348	100.00

	Dragonair	
	Number of Shares	% of Shares
SPAC	38,551,808	7.71%
Cathay	88,965,707	17.79%
CITIC Pacific	142,482,484	28.50%
CNAC Limited	216,447,251	43.29%
Dragonair Minority Shareholders	13,552,750	2.71%
Total	500,000,000	100.00

Purchase of Dragonair Shares and Issue of new Cathay Shares

Cathay has offered to acquire all the Dragonair Shares which it does not already own for a total consideration of HK$8.22 billion (based on a valuation of Dragonair of HK$10.00 billion or HK$20.00 per Dragonair Share) to be satisfied by a combination of the issue of 548,045,724 new Cathay Shares at an issue price of HK$13.50 per share and HK$0.82 billion in cash.

Each of SPAC, CITIC Pacific and CNAC Limited has agreed to accept the offer from Cathay to acquire their Dragonair Shares. To the extent that any Dragonair Minority Shareholders do not accept the offer from Cathay to acquire their Dragonair Shares, Cathay intends to exercise its powers under section 168 of the Companies Ordinance (Cap.32 of the Laws of Hong Kong) following completion of the Transaction to acquire compulsorily the remaining Dragonair Shares from the relevant Dragonair Minority Shareholders.

The valuation of Dragonair was determined following arm's length negotiation between the parties, based on the underlying value of Dragonair, as reflected in the market price of CNAC Limited, and having regard to the trading multiples of comparable airlines, in addition to considering the benefits to Cathay of full ownership of Dragonair and potential synergies arising from a combination of the businesses. The issue price of the new Cathay Shares was determined following arm's length negotiation between the parties, in particular with reference to the current and recent average trading price of Cathay Shares.

Purchase of Cathay Shares

SPAC and CITIC Pacific have agreed to sell to Air China 40,128,292 and 359,170,636 Cathay Shares respectively. The consideration payable by Air China for such Cathay Shares is HK$13.50 per share and was determined by the parties after arm's length negotiation, in particular with reference to the current and recent average trading price of Cathay Shares.

Placing

SPAC and CITIC Pacific have agreed to sell on or before Completion, such number of Cathay Shares as will result in the percentage of Cathay Shares held by them on Completion being 40% and 17.50% respectively and the percentage of Cathay Shares in public hands being not less than 25%.

Acquisition of Additional Air China H Shares

In December 2004, Cathay acquired a 10% interest in the share capital of Air China by subscribing for Air China H Shares when the Air China H Shares were listed on the Exchange. Cathay has agreed to subscribe in cash for an additional 1,179,151,364 Air China H Shares at an aggregate subscription price of HK$4.07 billion, representing HK$3.45 per Air China H Share. Following completion of this subscription Cathay will have a 20.00% interest in the enlarged issued share capital of Air China.

Following Completion (on the basis that Cathay has acquired all the Dragonair Shares held by the Dragonair Minority Shareholders), Cathay will own all the shares in Dragonair and the shareholdings in Cathay will be as follows:

	Cathay	
	Number of Shares	% of Shares
SPAC	1,572,332,028	40.00%
CITIC Pacific	687,895,263	17.50%
CNAC Limited	288,596,335	7.34%
Air China	399,298,928	10.16%
Public	982,707,518	25.00%
Total	3,930,830,072	100.00

Special Dividend

Under the Restructuring Agreement, SPAC and CITIC Pacific have agreed to recommend to the Cathay Board that as soon as practicable following Completion and in any event, no later than 60 days following Completion, Cathay will pay a special interim dividend of HK$0.32 per Cathay Share.

The shareholdings in Dragonair, Cathay and Air China (1) immediately prior to Completion and (2) immediately following Completion are expected to be as follows:

Shareholding structures of Cathay, Dragonair and Air China immediately prior to Completion


SPAC
Public
CITIC Pacific
46.30%
28.30%
25.40%
10.00%
24.20%
Public
17.79%
28.50%
Dragonair Minority Shareholders
68.36%
2.71%
7.71%
43.29%
CNAC Limited
31.64%

Shareholding structures of Cathay, Dragonair and Air China immediately following Completion


SPAC
Public
CITIC Pacific
40.00%
25.00%
17.50%
10.16%
20.00%
21.51%
Public
100.00%
68.36%
7.34%
CNAC Limited
31.64%

SHAREHOLDERS AGREEMENT

SPAC, CNAC Limited, CITIC Pacific and Air China have entered into a shareholders agreement for the purpose of regulating their relationship with each other as shareholders of Cathay and certain aspects of the affairs of, and their shareholdings in, Cathay, following completion of the Transaction.

Under the Shareholders Agreement, the parties have agreed:

(i) that the Cathay Board will, subject to adjustment in certain circumstances, consist of four non-executive directors nominated by SPAC, two non-executive directors nominated by each of CITIC Pacific and Air China, five executive directors nominated by SPAC and four independent non-executive directors;

(ii) to support, including by exercise (to the extent permitted by law and the rules of the Exchange) of their respective voting rights as shareholders of Cathay, the continuation and periodic renewal of the existing management arrangements for Cathay and its subsidiaries, including the services agreement between John Swire & Sons (H.K.) Limited and Cathay, and their extension to Dragonair and its subsidiaries substantially on their current terms; and

(iii) to support the implementation of the Operating Agreement and by exercise (to the extent permitted by law and the rules of the Exchange) of their respective voting rights as shareholders of Cathay, its continuation and any periodic renewal of it.

In addition, the parties have agreed to the following in relation to their shareholdings in Cathay:

(i) SPAC has agreed that the beneficial interest of SPAC and its group in the Cathay Share Capital will not exceed 44.90% (49.90% if (i) CITIC Pacific and its group or (ii) Air China and its group increase their respective combined aggregate beneficial interest in the Cathay Share Capital to above 22.45%), except with the prior written consent of the other parties.

(ii) each of (i) CITIC Pacific and (ii) Air China and CNAC Limited have agreed that the combined aggregate beneficial interest of respectively CITIC Pacific and its group and Air China and its group in the Cathay Share Capital will not exceed 29.99%, except with the prior written consent of the other parties; and

(iii) CITIC Pacific, Air China and CNAC Limited have agreed that, except with the prior written consent of SPAC, their combined beneficial interest in the Cathay Share Capital (including those of their groups) will not exceed 40% or the percentage beneficial interest of SPAC and its group in the Cathay Share Capital (whichever is the lower).

(The undertakings by CITIC Pacific, Air China and CNAC Limited described in paragraphs (ii) and (iii) above will cease to apply if SPAC (and/or its group companies) disposes of Cathay Shares and as a result SPAC (together with its group) is beneficially interested in less than 30% of the Cathay Share Capital and Air China (together with its group) or CITIC Pacific (together with its group) is beneficially interested (whether or not as a result of such disposal by SPAC and/or its group companies)) in more Cathay Shares than SPAC (together with its group). The undertaking by CITIC Pacific, Air China and CNAC Limited described in paragraph (iii) above will also cease to apply if SPAC (together with its group) is beneficially interested in 44.50% or more of the Cathay Share Capital. The undertakings by SPAC, CITIC Pacific, Air China and CNAC Limited described above will cease to apply in favour of any shareholder which is a party to the Shareholders Agreement whose beneficial interest in the Cathay Share Capital (including that of its group) is less than 15%.)

The parties to the Shareholders Agreement have also agreed that so long as a Shareholder is beneficially interested (together with its group) (directly or indirectly) in 15% or more of the Cathay Share Capital, it will not make a takeover offer for Cathay or accept a takeover offer from a third party, unless that offer has been recommended by the Cathay Board.

Operating Agreement
Air China and Cathay have today also jointly announced that they have entered into the Operating Agreement.

CONDITIONS

Completion of the Transaction, (and the coming into effect of the Shareholders Agreement), is conditional upon satisfaction of the following conditions:

(A) entering into the Shareholders Agreement and implementation of the Transaction not giving rise to an obligation on any of SPAC, CITIC Pacific, Air China or CNAC Limited to make a mandatory offer to acquire all the Cathay Shares under the Takeovers Code; in this connection the Executive has confirmed that, as SPAC and CITIC Pacific are concert parties in relation to the voting rights of Cathay and together hold more than 50% of the Cathay Shares, no such obligation will arise;

(B) Air China having obtained all necessary approvals of relevant regulatory bodies in the PRC and any other regulatory approvals;

(C) the Listing Committee of the Exchange having granted listing of and permission to deal in:

(i) the new Cathay Shares to be issued to SPAC, CITIC Pacific, CNAC Limited and the Dragonair Minority Shareholders described above; and

(ii) the new Air China H Shares to be issued to Cathay described above;

(D) the independent shareholders of CITIC Pacific in general meeting having passed resolutions approving the sale by CITIC Pacific of its Dragonair Shares to Cathay and the acquisition of the new Cathay Shares to be issued by Cathay to CITIC Pacific as consideration for the Dragonair Shares sold by CITIC Pacific to Cathay, in each case as a connected transaction;

(E) the independent shareholders of CNAC Limited in general meeting having passed resolutions to approve the sale of CNAC Limited's Dragonair Shares to Cathay as a very substantial disposal and the acquisition of Cathay Shares by CNAC Limited as a very substantial acquisition;

(F) the independent shareholders of Cathay in general meeting having passed resolution(s) to approve the acquisition of Dragonair Shares by Cathay from SPAC and CITIC Pacific and the allotment and issue of new Cathay Shares by Cathay to SPAC and CITIC Pacific, in each case as a connected transaction and the shareholders of Cathay in general meeting having passed resolution(s) to approve the increase of the authorized share capital of Cathay and the allotment and issue of new Cathay Shares to SPAC and CITIC Pacific pursuant to Rule 13.36(1)(a) of the Listing Rules;

(G) the independent shareholders of Air China in general meeting having passed resolutions approving the sale of Dragonair Shares by CNAC Limited to Cathay, the acquisition of Cathay Shares by CNAC Limited, the acquisition by Air China of Cathay Shares from CITIC Pacific and the issue of Air China H Shares to Cathay, in each case as a connected transaction, the shareholders of Air China in general meeting having passed a resolution approving the acquisition of Cathay Shares by CNAC Limited, the acquisition by Air China of Cathay Shares from CITIC Pacific and SPAC as a major transaction (when aggregated) and the shareholders of Air China in general meeting having passed a special resolution and the shareholders of Air China in separate class meetings having passed special resolutions, in each case approving the issue of additional Air China H Shares to Cathay in accordance with Air China's articles of association and applicable Listing Rules;

(H) Cathay being satisfied that it is entitled under Section 168 of the Companies Ordinance to acquire compulsorily all the Dragonair Shares held by each person who does not accept its offer for all the Dragonair Shares;

(I) Cathay being satisfied as to its due diligence investigations of Dragonair and Air China; and

(J) Air China being satisfied as to its due diligence investigations of Cathay.

Completion of the Transaction is expected to take place on the fifth Business Day following satisfaction of these conditions.

REASONS FOR THE TRANSACTION

In recent years the Chinese aviation industry has experienced rapid growth and development: the creation of three Chinese airline groups, the continuing opening up of the market to international airlines and the increasing internationalisation of the Chinese airlines' route networks. In the context of these market developments, the shareholding structure of Dragonair has proved to be not efficient with the result that Dragonair is unable to take full advantage of potential economies of scale and the management of its business is not optimised. The rationalisation of the shareholding structure of Dragonair will benefit all the companies that are current shareholders of Dragonair and Dragonair itself. In addition, with further investments in each other, Air China and Cathay will continue to work together in exploring ways to improve their service offering, network and connectivity and developing the Chinese aviation industry.

The international network of Cathay and the principally Hong Kong — Mainland China network of Dragonair are highly complementary and together will improve Cathay's network reach, connectivity to China and between China and the rest of the world. In addition the cooperation with Air China will further the development of Beijing Capital International Airport and Hong Kong International Airport as gateways to and hubs for Mainland China and thus the Transaction will be to the benefit of the Hong Kong and Greater China aviation industry.

Air China
The Transaction and related Operating Agreement are the culmination of a process of increasing cooperation with Cathay that began with the joint announcement of the memorandum of understanding between the parties in October 2004.

Air China believes that intensified co-operation between Air China, the leading mainland airline based in Beijing, with Cathay, the leading airline based in Hong Kong, will bring significant benefits to Air China and the entire Chinese aviation industry. In addition, the goal of developing Beijing Capital International Airport and Hong Kong International Airport as gateways to and hubs for mainland China will be furthered by this Transaction and this in turn will increase the ability of Air China to compete on the international stage.

Through the cross-shareholdings that will result from the implementation of the Transaction and the Operating Agreement, Air China and Cathay have the potential of realising substantial revenue and cost synergies through economies of scale and optimisation of resources. Together, Air China and Cathay (with Dragonair 100% owned) will be able to deliver more destinations, better flight connectivity and improved services as a whole. Through reciprocal sales representation where Air China will be exclusively responsible for Cathay's passenger sales in Mainland China while Cathay will be exclusively responsible for Air China's passenger sales in Hong Kong, Macau and Taiwan, code-shared and joint venture routes that will operate under revenue and cost pooling arrangements as well as other areas of business cooperation, the Operating Agreement is expected to allow Air China to benefit from improved load factors and better route management. Furthermore, through closer operational cooperation and cross-placement of management, Air China will benefit from greater exposure to international best practice in areas such as network design and scheduling, product design, yield management, operational management and risk management and service delivery.

(page 4)

Upon completion of the Transaction, Air China, together with CNAC Limited, will hold 17.50% shareholding in Cathay which, coupled with Air China's rights under the Operating Agreement and Shareholders' Agreement, allow Air China to account for its shareholding in Cathay using the equity accounting method and will therefore benefit on a consolidated basis from the strong *profitability of Cathay. From a cash flow perspective, Air China will also benefit from the receipt of* dividend payments from Cathay.

As part of the Transaction, Cathay will subscribe for 1,179,151,364 new Air China H shares, becoming a 20.00% shareholder of the enlarged issued share capital of Air China, at a premium to the prevailing market price of Air China H shares. This will result in cash proceeds of HK$4.07 billion to Air China, which will help finance the planned expansion of Air China's fleet and other important business development initiatives.

Through its 68.36% shareholding in CNAC Limited, Air China believes that it is also realising full value for CNAC Limited's 43.29% shareholding in Dragonair. Furthermore, Air China will be able to share in the future benefits that will arise from a combination of Cathay and Dragonair through its ongoing shareholding in Cathay.

Cathay
Cathay believes that combining the international network of Cathay with the network of Dragonair will improve Cathay's network reach, connectivity to China and between China and the rest of the world. Further, the additional co-operation with Air China will promote *Hong Kong and Beijing Airports as major Asian/Chinese hubs improving traffic flows for Cathay,* Dragonair, and Air China and connectivity and services for passenger and cargo customers. Full control of Dragonair by Cathay allows the realisation of substantial synergies. Cathay expects ownership of Dragonair and increased co-operation between Cathay (with Dragonair 100% owned) and Air China to increase connectivity, convenience and marketing and thus load factors. In addition Cathay expects cost savings within Cathay and Dragonair from the increased scale of operations, improved aircraft utilisation and from adopting best practices. The value of Dragonair as a standalone entity, the benefits of network integration and the potential synergies available to Cathay support the valuation of HK$10 billion that the Transaction implies for 100% of the equity of Dragonair.

Increasing its shareholding in Air China to 20% ensures that Cathay will share in the synergies and benefits of co-operation that accrue to Air China. Further, at 20%, Cathay will equity account for its share in Air China and will therefore include 20% of the profits of Air China in its results. The acquisition price of HK$3.45 per Air China share represents a 15.8% premium to the Air China's IPO price and a 11.3% premium to the closing share price on the Last Trading Date. In light of the additional influence on Air China and with it the ability to equity account, the Cathay Directors *believe that the price is an attractive level at which to increase its stake in Air China.*

CNAC Limited
The competitive position of Dragonair has changed significantly in the past few years, facing competition from larger, full cost carriers into China/Hong Kong, other hubs as well as Asian low cost carriers and a number of new airlines that have recently been established in Hong Kong, China and across Asia.

In light of this increasingly competitive operational landscape, CNAC Limited believes that Dragonair would benefit from being under the direct management control of a single airline group. The current shareholding structure of Dragonair has proved to be not efficient with the result that Dragonair is unable to take full advantage of potential economies of scale and the management of its business is not optimised. CNAC Limited believes that direct control of Dragonair by Cathay would allow Dragonair to secure its future growth and profitability. The combination of the two businesses and the alignment of shareholder and management interests within the wider Cathay Group will create the opportunity to realize substantial synergies and provide the flexibility to react to the challenges in the Chinese and Asian airline industry.

The terms of the Transaction value 100% of the equity of Dragonair at HK$10 billion. This valuation represent a price-to-earnings ratio of 33.3 times Dragonair's reported earnings of HK$300.4 million for the year ended 31st December 2005. CNAC Limited believes that this valuation reflects not only the full intrinsic value of Dragonair but also a fair sharing of the synergies that Cathay anticipates to accrue from the combination of the two airlines.

As a consequence of the Transaction, CNAC Limited will hold a 7.34% shareholding in Cathay, thereby exchanging an illiquid shareholding in an unlisted company (Dragonair) for a shareholding in a listed company (Cathay) whose shares enjoy a high level of trading liquidity on the Exchange. Furthermore, the Transaction will allow CNAC Limited to realise a gain of approximately HK$2.96 billion to its consolidated profit and loss account, and, together with the payment of the special dividend by Cathay, CNAC Limited will receive HK$525.2 million of cash proceeds. Going forward, CNAC Limited will benefit from its proportional share of dividend income from Cathay, which, as a result of its cooperation with Air China and its consolidation with Dragonair, will be able to deliver even better value for its shareholders in the future.

CITIC PACIFIC
The transaction provides CITIC Pacific an attractive exit price for its shares in Dragonair. CITIC Pacific will sell shares in Cathay at above the prevailing market price at the date of this announcement and will retain a 17.50% stake in Cathay to share in the benefits of the combination of Cathay and Dragonair and operational cooperation with Air China as outlined above. CITIC Pacific intends to hold the shares of Cathay as a long term investment. The CITIC Pacific Directors estimate that, with reference to the projected carrying value of the investment in Cathay and Dragonair but subject to the exact completion date, an estimated profit of approximately HK$2 billion will arise from the transaction.

The transaction allows CITIC Pacific to realise cash of approximately HK$5 billion (excluding the special dividend intended to be distributed following Completion), to be used for pursuing development of the core businesses which CITIC Pacific actively manages to leverage off its expertise.

SPAC
Currently SPAC has a minority shareholding in Dragonair and is the largest shareholder in Cathay. Following the Transaction, SPAC will remain the single largest shareholder in the combined Cathay-Dragonair group. As the largest single shareholder of Cathay, SPAC expects to enjoy its *proportional share of the operational and management benefits that Cathay anticipates, as* outlined above. Further, SPAC will enjoy a net cash inflow from the Transaction of approximately HK$1.2 billion.

The Air China Directors (other than the independent non-executive directors whose views will be set out in the circular to be dispatched to the shareholders of Air China together with the advice of the independent financial adviser) have considered the Transaction and are of the opinion that the Transaction and its terms are fair and reasonable and are in the interests of the shareholders of Air China as a whole.

The Cathay Directors (other than the independent non-executive directors whose views will be set out in the circular to be dispatched to the shareholders of Cathay together with the advice of the independent financial adviser) have considered the Transaction and are of the opinion that the

(page 5)

Transaction and its terms are fair and reasonable and are in the interests of the shareholders of Cathay as a whole.

The CNAC Limited Directors (other than the independent non-executive directors whose views will be set out in the circular to be dispatched to the shareholders of CNAC Limited together with the advice of the independent financial adviser) have considered the Transaction and are of the opinion that the Transaction and its terms are fair and reasonable and are in the interests of the shareholders of CNAC Limited as a whole.

The CITIC Pacific Directors (other than the independent non-executive directors whose views will be set out in the circular to be dispatched to the shareholders of CITIC Pacific together with the advice of the independent financial adviser) have considered the Transaction and are of the opinion that the Transaction and its terms are fair and reasonable and are in the interests of the shareholders of CITIC Pacific as a whole.

OTHER RELEVANT INFORMATION IN RELATION TO THE TRANSACTION

Acquisition of Dragonair Shares by Cathay

The number of Dragonair Shares to be acquired by Cathay from each of SPAC, CITIC Pacific, CNAC Limited and the Dragonair Minority Shareholders, the number of new Cathay Shares to be issued to them as consideration and the amount of cash consideration to be paid to them are as follows:

	Number of Dragonair Shares to be acquired	Total Consideration (HK$)	Number of new Cathay Shares to be issued (at HK$13.50 per share)	Number of new Cathay Shares to be issued as a percentage of issued share capital of Cathay immediately prior to Completion	Number of new Cathay Shares to be issued as a percentage of enlarged issued share capital of Cathay following Completion	Cash Consideration (HK$)
SPAC	38,551,808	771,036,160	51,402,411	1.52%	1.31%	77,103,611.50
CITIC Pacific	142,482,484	2,849,649,680	189,976,645	5.62%	4.83%	284,964,972.50
CNAC Limited	216,447,251	4,328,945,020	288,596,335	8.53%	7.34%	432,894,497.50
Dragonair Minority Shareholders	13,552,750	271,055,000	18,070,333	0.53%	0.46%	27,105,504.50
Total	411,034,293	8,220,685,860	548,045,724	16.20%	13.94%	822,068,586

Acquisition of Cathay Shares by Air China

The number of Cathay Shares to be acquired by Air China from SPAC and CITIC Pacific Shareholders as described above under "Description of the Transaction", is as follows:

	Number of Cathay Shares to be acquired by Air China	Number of Cathay Shares to be acquired as a percentage of issued share capital of Cathay immediately prior to Completion	Number of Cathay Shares to be acquired as a percentage of enlarged issued share capital of Cathay following Completion	Consideration (HK$)
SPAC	40,128,292	1.19%	1.02%	541,731,942
CITIC Pacific	359,170,636	10.62%	9.14%	4,848,803,586
Total	399,298,928	11.80%	10.16%	5,390,535,528

New Cathay Shares

The issue price of the new Cathay Shares to be issued under the Transaction of HK$13.50 per share was determined by the parties after arm's length negotiation, in particular with reference to the current and recent average trading price of Cathay Shares. Such issue price represents a 4.2% premium to the closing price of the Cathay Shares of HK$12.95 on the Last Trading Date prior to suspension of trading of Cathay Shares on 5 June 2006.

The new Cathay Shares will rank pari passu in all respects with all other Cathay Shares in issue on the date of allotment and issue of such shares.

The total number of new Cathay Shares to be issued as consideration for Dragonair Shares under the Transaction is 548,045,724, which represents approximately 16.20% of the existing Cathay Share Capital and approximately 13.94% of the Cathay Share Capital as enlarged by the issue of those shares (on the basis that new Cathay Shares will be issued to all Dragonair Minority Shareholders whether because they accept Cathay's offer for their Dragonair Shares or through compulsory acquisition).

New Air China H Shares

The issue price of the new Air China H Shares to be issued to Cathay under the Transaction of HK$3.45 per share was determined by the parties after arm's length negotiations, representing a premium of approximately 11.3% over the closing price of approximately HK$3.10 per Air China H Share on the Last Trading Date.

PUBLIC FLOAT REQUIREMENT

Pursuant to the Listing Rules, at least 24.20% of Air China's issued share capital must at all times be held by the public. Following Completion, and in particular following Cathay's subscription of 1,179,151,364 Air China H Shares to be issued by Air China, the percentage of Air China shares held by the public will decrease to approximately 21.51% of the enlarged issued share capital of Air China. Air China has applied for a waiver from the Exchange to permit a public float of 21.51%, subject to the minimum of 24.20% public float being restored within 12 months following Completion. The Exchange may or may not grant the waiver. In the meantime, Air China would take steps to increase its public float. Such increase may take the form of an issue of up to 2.7 billion A Shares by Air China which issuance was approved by Air China shareholders on 28 March 2006 and/or through the issuance of Air China H Shares. For further details of the A Share issuance by Air China, please refer to the announcements by Air China dated 9 February 2006 and 13 February 2006. Further announcements about the development of the public float waiver application will be made in due course.

As at the date of this announcement, the proposed A Share offering has yet to be approved by regulators and is also dependent on market conditions and accordingly the timing of the A Share offering is outside Air China's control. Air China Directors are of the view that both fund raising methods through issuance of Air China H Shares and the A Share offering could be beneficial to Air China and therefore it is in the best interest of Air China to keep open the options of issuance of Air China H Shares and the A Share offering as possible methods to restore the public float.

FINANCIAL INFORMATION ON DRAGONAIR, CATHAY AND AIR CHINA

Based on the audited consolidated financial statements of Dragonair for the year ended 31 December 2005, Dragonair had a net book asset value of HK$3,155 million. Based on the audited consolidated financial statements of Dragonair for the years ended 31 December 2004 and 2005, the net profits of Dragonair before taxation and extraordinary items for those years were HK$765 million and HK$316 million respectively, and the net profits of Dragonair after taxation and extraordinary items for those years were HK$637 million and HK$300 million respectively.

Based on the audited consolidated financial statements of Cathay for the year ended 31 December 2005, Cathay had a net book asset value (excluding minority interests) of HK$34,968 million. Based on the audited consolidated financial statements of Cathay for the years ended 31 December 2004 and 2005, the net profits of Cathay before taxation and extraordinary items for those years were HK$4,962 million and HK$3,968 million respectively, and the net profits of Cathay after taxation and extraordinary items for those years were HK$4,417 million and HK$3,298 million respectively.

Based on the audited consolidated financial statements of Air China for the year ended 31 December 2005, Air China had a net book asset value (excluding minority interests) of RMB20,092 million. Based on the audited consolidated financial statements of Air China for the years ended 31 December 2004 and 2005, the net profits of Air China before taxation and extraordinary items for those years were RMB3,560 million and RMB3,374 million respectively, and the net profits of Air China after taxation and extraordinary items for those years were RMB2,386 million and RMB2,406 million respectively.

INFORMATION ON THE PRINCIPAL BUSINESSES OF CATHAY, DRAGONAIR, SPAC, CITIC PACIFIC, CNAC LIMITED AND AIR CHINA

The principal business activities of Cathay and its subsidiary and associated companies are the operation of scheduled passenger and cargo airline services.

The principal business activities of Dragonair is the operation of scheduled passenger airline services, principally to and from Hong Kong.

The principal business activity of SPAC is investment holding.

The principal business activity of CITIC Pacific is investment holding.

The principal business activity of CNAC Limited is investment holding, including of shares in Dragonair as well as the other businesses mentioned below. Following the disposal of Dragonair, the remaining core businesses of CNAC Limited will include air transportation services (Air Macau), airline catering services (Beijing Air Catering Co. Ltd., Southwest Air Catering Co. Ltd., and LSG Lufthansa Service Hong Kong Ltd.), airport ground handling services (Jardine Airport Service Ltd. and Menzies Macau Airport Services Ltd.) and logistics services (Tradeport Hong Kong Ltd.).

The principal business activity of Air China is the operation of passenger and air cargo services and airline-related services.

REGULATORY AND LISTING RULE IMPLICATIONS

(A) Air China

Shareholder Approval

As at the date of this announcement, CITIC Pacific is a substantial shareholder of a subsidiary of Air China and is therefore a connected person of Air China. The acquisition by Air China of Cathay Shares from CITIC Pacific accordingly constitutes a connected transaction for Air China for the purposes of the Listing Rules. As the acquisition by Air China of Cathay Shares from CITIC Pacific falls outside the de minimis thresholds in Rule 14A.31(2) and 14A.32 of the Listing Rules, it is subject to the approval of the independent shareholders of Air China.

As at the date of this announcement Cathay beneficially holds 10.00% of the shares in Air China. As such, Cathay is a substantial shareholder and therefore a connected person of Air China under the Listing Rules. Accordingly, the issue of Air China H Shares to Cathay constitutes a connected transaction for Air China for the purposes of the Listing Rules. As this will involve an issue of shares to a connected person falling outside the scope of Rule 14A.31(3) of the Listing Rules, the issue is subject to the approval of the independent shareholders of Air China.

The issue of additional Air China H Shares to Cathay will also constitute a variation of class rights and will be subject to approval of shareholders by way of a special resolution at a general meeting of Air China and approval of shareholders at separate class meetings of Air China in accordance with Air China's articles of association and applicable Listing Rules.

As mentioned above, Cathay is a connected person of Air China under the Listing Rules. Accordingly, the sale of Dragonair Shares by CNAC Limited (as a subsidiary of Air China) to Cathay and the acquisition of Cathay Shares by CNAC Limited (as a subsidiary of Air China) each constitutes a connected transaction for Air China for the purposes of the Listing Rules. As the sale of Dragonair Shares and the acquisition of Cathay Shares referred to above fall outside the de minimis in Rule 14A.31(2) and 14A.32 of the Listing Rules, each of them is subject to the approval of the independent shareholders of Air China.

The acquisition by Air China of Cathay Shares from CITIC Pacific and SPAC, the issue of Air China H Shares to Cathay, the sale of Dragonair Shares by CNAC Limited and the acquisition of new Cathay Shares by CNAC Limited are integral parts of the Transaction. Accordingly, Cathay will be required to abstain from voting in respect of any Air China H Shares held by it or on its behalf as a connected person with a material interest in the Transaction.

The acquisition of Cathay Shares by CNAC Limited (as a subsidiary of Air China) from Cathay, when aggregated with the acquisition by Air China of Cathay Shares from CITIC Pacific and SPAC, constitutes a major transaction for Air China and is subject to the approval of the shareholders of Air China.

Other regulatory matters

By reference to the audited consolidated net asset value of Dragonair as at 31 December 2005 and after taking into consideration the relevant costs of the disposal of Dragonair Shares by CNAC Limited to Cathay (assuming that the disposal of Dragonair Shares and the execution of the Restructuring Agreement, Shareholders Agreement and Operating Agreement had been completed on 31 December 2005), a gain of approximately HK$1,245 million (equivalent to RMB1,295 million), net of the amount attributable to the relevant minority shareholders and the goodwill in relation to the Dragonair Shares held by CNAC Limited, would be credited to the consolidated profit and loss account of Air China. Since the carrying value of the attributable equity interest in Dragonair shared by Air China, its subsidiaries and joint ventures will change over time and be subject to auditors' review, and the market value of Cathay Shares issued by Cathay as consideration of the acquisition of Dragonair Shares may change upon Completion, it is expected that the actual gain or loss arising from the disposal of Dragonair Shares by CNAC Limited and the execution of the Restructuring Agreement, Shareholders Agreement and Operating Agreement to be recorded in the consolidated profit and loss account of Air China will be different from the aforesaid amount.

As at the date of this announcement, Air China has 3,226,532,000 H shares, representing approximately 34.20% of the entire existing issued share capital comprising 9,433,210,909 shares in Air China. The additional 1,179,151,364 Air China H Shares represents approximately 36.5% and 12.5% of the existing issued Air China H Shares and existing issued share capital in Air China, respectively. Immediately following the issue of new Air China H Shares to Cathay, Air China will have 4,405,683,364 H shares, representing approximately 41.5% of the enlarged issue capital comprising 10,612,362,273 shares in Air China. The additional 1,179,151,364 of Air China H Shares represents approximately 26.8% and 11.1% of the enlarged issued Air China H Shares and enlarged issued share capital in Air China, respectively.

Air China will receive approximately HK$4.07 billion in cash as consideration for Cathay's subscription for the additional Air China H Shares. The cash proceeds will help finance the planned expansion of Air China's fleet and other important business development initiatives.

CITIC Pacific at present holds 859,353,462 shares in Cathay, of which 286,451,154 shares were acquired at HK$8 per share and the remaining 572,902,308 shares were acquired at HK$11 per share. On Completion, 189,976,645 new shares will be issued by Cathay to CITIC Pacific for the acquisition of 28.50% interest in Dragonair at HK$13.50 per share.

Air China's acquisition of Cathay Shares from CITIC Pacific and SPAC will be funded by a combination of cash from internal resources and an existing loan facility.

(page 6)

A circular giving further details of the Transaction, the views of the independent non-executive directors of Air China and independent financial adviser to Air China, together with a notice of the Air China EGM will be dispatched to shareholders of Air China as soon as practicable.

Details of the Transaction, to the extent they constitute connected transactions for Air China, will also be included in Air China's next annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

(B) Cathay

Shareholder Approval
As at the date of this announcement, SPAC and CITIC Pacific beneficially hold 46.30% and 25.40% of the shares in Cathay respectively. As such, they are substantial shareholders of Cathay and are connected persons of Cathay under the Listing Rules. Accordingly, the acquisition of Dragonair Shares by Cathay from SPAC and CITIC Pacific constitutes a connected transaction for Cathay for the purposes of the Listing Rules. As the acquisition falls outside the de minimis thresholds in Rule 14A.31(2) and 14A.32 of the Listing Rules, it is subject to the approval of the independent shareholders of Cathay. Each of SPAC and CITIC Pacific will be required to abstain from voting in respect of any Cathay Shares held by them or on their behalf as a connected person with a material interest in the transaction.

The allotment and issue of new Cathay Shares by Cathay to SPAC and CITIC Pacific also constitutes a connected transaction for Cathay for the purposes of the Listing Rules and is therefore subject to the approval of the independent shareholders of Cathay. Each of SPAC and CITIC Pacific will be required to abstain from voting in respect of any Cathay Shares held by them or on their behalf as a connected person with a material interest in the transaction.

As at the date of this announcement, Cathay has an authorised share capital of 3,900,000,000 Cathay Shares, of which 3,382,784,348 Cathay Shares have been issued. The number of new Cathay Shares to be issued under the Transaction is 548,045,724. Accordingly, the Board proposes to increase the authorised share capital of Cathay from 3,900,000,000 Cathay Shares to 5,000,000,000 Cathay Shares. The proposed increase of the authorised share capital of Cathay is subject to the approval of the shareholders of Cathay by way of an ordinary resolution.

The allotment and issue of new Cathay Shares to SPAC and CITIC Pacific is subject to the approval of the shareholders of Cathay pursuant to Rule 13.36(1)(a) of the Listing Rules. Each of SPAC and CITIC Pacific will be required to abstain from voting in respect of any Cathay Shares held by them or on their behalf as a shareholder with a material interest in the above allotment and issue of new Cathay Shares.

Other regulatory matters
Based on the aggregation of the acquisition of Dragonair Shares by Cathay from each of SPAC, CITIC Pacific, CNAC Limited and the Dragonair Minority Shareholders, each of the percentage ratios set out in Rule 14.07 of the Listing Rules is more than 5% but less than 25%. Each of such percentage ratios in relation to the subscription by Cathay for additional Air China H Shares is also more than 5% but less than 25%. As such, the acquisition of Dragonair Shares by Cathay and the subscription by Cathay for additional Air China H Shares constitute discloseable transactions for Cathay for the purposes of the Listing Rules.

Cathay will finance the acquisition of Dragonair Shares by the issue of new Cathay Shares and cash from internal resources.

The allotment and issue of new Cathay Shares to CNAC Limited and the Dragonair Minority Shareholders will be issued out of the general mandate given to the Cathay Directors at the annual general meeting of Cathay on 10 May 2006.

Cathay confirms that, to the best of the Cathay Directors' knowledge, information and belief having made all reasonable enquiry, the Dragonair Minority Shareholders, Air China and CNAC Limited and their ultimate beneficial owner(s) are third parties independent of Cathay and connected persons of Cathay.

The original cost to SPAC for its shareholding in Dragonair is HK$183,583,736. The Dragonair Shares to be sold by CITIC Pacific to Cathay were purchased at HK$1.22 per share and HK$1.51 per share in 1990 and 1992 respectively.

A circular giving further details of the Transaction, the views of the independent non-executive directors of Cathay and independent financial adviser to Cathay, together with a notice of the Cathay EGM will be dispatched to shareholders of Cathay as soon as practicable.

Details of the Transaction, to the extent they constitute connected transactions for Cathay, will also be included in Cathay's next annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

(C) CNAC Limited

Shareholder Approval
As the assets and revenue ratios set out in Rule 14.07 of the Listing Rules in respect of the sale by CNAC Limited of Dragonair Shares to Cathay are more than 75%, such sale constitutes a very substantial disposal for CNAC Limited for the purposes of the Listing Rules and is therefore subject to the approval of the shareholders of CNAC Limited. As the assets, profits and revenue ratios set out in Rule 14.07 of the Listing Rules in respect of the acquisition of Cathay Shares by CNAC Limited from Cathay are more than 100%, such acquisition constitutes a very substantial acquisition for CNAC Limited for the purposes of the Listing Rules and is therefore subject to the approval of the shareholders of CNAC Limited. If Cathay is a shareholder of CNAC Limited at the relevant time, it will be required to abstain from voting in respect of any shares in CNAC Limited held by it or on its behalf as a shareholder with a material interest in the transaction. Air China, which is a party to the Restructuring Agreement, will be required to abstain from voting in respect of any shares in CNAC Limited held by it or on its behalf as a shareholder with a material interest in the transaction.

Other regulatory matters
By reference to the audited consolidated net asset value of Dragonair as at 31 December 2005 and after taking into consideration the relevant costs of the disposal of Dragonair Shares by CNAC Limited to Cathay (assuming that the disposal of Dragonair Shares and the execution of the Restructuring Agreement, Shareholders Agreement and Operating Agreement had been completed on 31 December 2005), a gain of approximately HK$2,963 million would be credited to the consolidated profit and loss account of CNAC Limited. Since the carrying value of the attributable equity interest in Dragonair shared by CNAC Limited and its subsidiaries will change over time and be subject to auditors' review, and the market value of Cathay Shares issued by Cathay as consideration of the acquisition of Dragonair Shares may change upon Completion, it is expected that the actual gain or loss arising from the sale of Dragonair Shares by CNAC Limited and the execution of the Restructuring Agreement, Shareholders Agreement and Operating Agreement to be recorded in the consolidated profit and loss account of CNAC Limited will be different from the aforesaid amount.

CNAC Limited will receive 288.6 million Cathay Shares and approximately HK$432.9 million in cash as consideration for the disposal of its 43.29% shareholding in Dragonair.

CNAC Limited's current intention is to hold these Cathay Shares as a long-term investment. With regards to the cash proceeds, CNAC Limited is currently considering appropriate uses of these funds in relation to the further development of its existing and other aviation related businesses. Should no attractive opportunities present themselves, CNAC Limited may consider distributing the excess cash to its shareholders in due course.

CNAC Limited confirms, to the best of the CNAC Limited Directors' knowledge, information and belief having made all reasonable enquiry, Cathay, CITIC Pacific and SPAC are third parties independent of CNAC Limited and not connected persons of CNAC Limited.

Conditional Undertaking and Request for Privatization of CNAC Limited
On Ling Investments Limited, which beneficially owns approximately 9.75% of the issued share capital of CNAC Limited, has given a conditional irrevocable undertaking to Air China and CNAC Limited to vote in favour of the shareholder's resolution to be proposed at CNAC Limited's shareholder's meeting to approve the sale by CNAC Limited of Dragonair Shares to Cathay as described in this announcement. The conditions precedent to On Ling's undertaking are:

(a) the publication of an announcement by or on behalf of Air China of a privatization offer in cash for all the issued shares of CNAC Limited, other than those already owned by Air China and parties acting in concert with it, on terms no less favourable than HK$2.80 per CNAC Limited Share; and

(b) the independent financial adviser to CNAC Limited's independent board of directors committee is of the opinion that the terms of the sale of the Dragonair Shares and the privatization referred to in paragraph (a) above from a financial perspective are fair and reasonable.

Following receipt of the conditional undertaking from On Ling Investments Limited, CNAC Limited Directors have requested Air China to privatize CNAC Limited by way of a scheme of arrangement, on the basis that the offer price will be HK$2.80 per CNAC Limited share. Air China is currently considering the request by CNAC Limited Directors and is seeking the appropriate PRC regulatory approvals and financing to proceed with the privatization offer. Air China is currently also in the process of formulating the proposals for the privatization offer and will issue an announcement if and as soon as the proposals are finalized. As certain terms of the proposals are subject to various external factors that are outside its control, Air China is not in a position, as at the date of this announcement, to provide an estimate of the timing for any announcement of a privatization offer.

As such, there is no certainty as to whether or not Air China will make a privatization offer for CNAC Limited. Accordingly, shareholders and potential investors in CNAC Limited should not assume that a privatization offer will be made and should instead exercise caution in dealing in CNAC Limited's shares.

The Executive takes the view that, if a privatization offer is made by Air China pursuant to the request of CNAC Limited Directors, Air China will have to make the offer in cash at HK$2.80 per CNAC Limited Share.

As at the date hereof, CNAC Limited has an issued share capital of HK$331,268,000 comprising 3,312,680,000 CNAC Limited shares of HK$0.10 each and 104,378,000 outstanding options involving 104,378,000 CNAC Limited shares of HK$0.10 each. Save as described above, CNAC Limited has no other options, warrants or other securities issued by CNAC Limited that carry a right to subscribe for or which are convertible into CNAC Limited shares.

A circular giving further details of the Transaction, the views of the independent non-executive directors of CNAC Limited and independent financial adviser to CNAC Limited, together with a notice of the CNAC Limited EGM will be dispatched to shareholders of CNAC Limited as soon as practicable.

(D) CITIC Pacific

Shareholder Approval
As mentioned above, as at the date of this announcement, SPAC beneficially holds 46.30% of the shares in Cathay. Accordingly, Cathay is an associate of SPAC. SPAC is a substantial shareholder of a subsidiary of CITIC Pacific. Cathay is therefore a connected person of CITIC Pacific as an associate of a substantial shareholder of a subsidiary of CITIC Pacific (SPAC). As such, the sale by CITIC Pacific of Dragonair Shares to Cathay constitutes a connected transaction for CITIC Pacific for the purposes of the Listing Rules. As the sale falls outside the de minimis thresholds in Rule 14A.31(2) and 14A.32 of the Listing Rules, it is subject to the approval of the independent shareholders of Cathay.

As mentioned above, Cathay is a connected person of CITIC Pacific. Accordingly, the acquisition of new Cathay Shares by CITIC Pacific as consideration for the Dragonair Shares constitutes a connected transaction for CITIC Pacific for the purposes of the Listing Rules. As such acquisition falls outside the de minimis thresholds in Rule 14A.31(2) and 14A.32 of the Listing Rules, it is subject to the approval of the independent shareholders of CITIC Pacific.

Other regulatory matters
As the revenue and consideration ratios set out in Rule 14.07 of the Listing Rules in respect of the sale by CITIC Pacific of Dragonair Shares to Cathay are more than 5% but less than 25%, such sale constitutes a discloseable transaction for CITIC Pacific for the purposes of the Listing Rules.

Based on the acquisition by CITIC Pacific of new Cathay Shares representing 4.83% of Cathay's enlarged issued share capital upon completion of the Transaction (on the basis that new Cathay Shares will be issued to all Dragonair Minority Shareholders whether because they accept Cathay's offer or through compulsory acquisition), the assets, revenue and consideration ratios set out in Rule 14.07 of the Listing Rules in respect of the acquisition by CITIC Pacific of new Cathay Shares are above 5% but less than 25%. Accordingly, such acquisition constitutes a discloseable transaction for CITIC Pacific for the purposes of the Listing Rules.

Based on 359,170,636 Cathay Shares to be sold by CITIC Pacific to Air China, each of the percentage ratios set out in Rule 14.07 of the Listing Rules is more than 5% but less than 25%. As such, the sale by CITIC Pacific of Cathay Shares to Air China constitutes a discloseable transaction for CITIC Pacific for the purposes of the Listing Rules.

The transaction provides CITIC Pacific an attractive exit price for its shares in Dragonair. CITIC Pacific will sell shares in Cathay at above the prevailing market price at the date of this announcement and will retain a 17.50% stake in Cathay to share in the benefits of the combination of Cathay and Dragonair and operational cooperation with Air China as outlined above. CITIC Pacific intends to hold the shares of Cathay as a long term investment. The CITIC Pacific Directors estimate that, with reference to the projected carrying value of the investment in Cathay and Dragonair but subject to the exact completion date, an estimated profit of approximately HK$2 billion will arise from the transaction.

The transaction allows CITIC Pacific to realise cash of approximately HK$5 billion (excluding the special dividend intended to be distributed following completion), to be used for pursuing developments of the core businesses that CITIC Pacific actively manages to leverage off of its expertise.

A circular giving further details of the Transaction, the views of the independent non-executive directors of CITIC Pacific and independent financial adviser to CITIC Pacific, together with a notice of the CITIC Pacific EGM will be dispatched to shareholders of CITIC Pacific as soon as practicable.

Details of the Transaction, to the extent they constitute connected transactions for CITIC Pacific, will also be included in CITIC Pacific's next annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

(E) SPAC
This joint announcement is made, in the case of SPAC, under Rule 13.09 of the Listing Rules.

(F) Miscellaneous
This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any Cathay Shares.

Application to the Exchange will be made by Cathay for the listing of and permission to deal in the new Cathay Shares.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any Air China H Shares.

Application to the Exchange will be made by Air China for the listing of and permission to deal in the new Air China H Shares.

As at the date of this announcement, Cathay holds 1.953% of the shares in CNAC Limited. As indicated elsewhere in this announcement, it is possible that a privatization offer will be made for the shares in CNAC Limited. Under Rule 25 of the Takeovers Code, Air China as offeror

(page 7)

under the privatization offer is precluded from making arrangements with shareholders of CNAC Limited which have favourable conditions which are not to be extended to all shareholders of CNAC Limited. Given that the subscription by Cathay for Air China H shares, the sales by SPAC and CITIC Pacific of Cathay Shares to Air China and the acquisition by Cathay of Dragonair Shares from CNAC Limited, each as contemplated by this announcement, are arrangements to which Rule 25 of the Takeovers Code may apply. Cathay has decided to cease to be a shareholder in CNAC Limited and will donate all of its shares in CNAC Limited to a number of charities independent of Cathay and SPAC. Cathay is starting to take steps to this end. Further details will be given in the document containing the privatization offer.

At the request of each of Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC, trading in shares in each of them on the Exchange was suspended with effect from 9:30 a.m. (in the case of Cathay, CITIC Pacific and SPAC) and 9:31 a.m. (in the case of Air China and CNAC Limited) on 5 June 2006 pending the issue of this announcement. Application has been made by each of Air China, Cathay, CNAC Limited, CITIC Pacific and SPAC to the Exchange for the resumption of trading in each of their shares with effect from 9:30 a.m. on 9 June 2006.

All references in this announcement to number of Cathay Shares and percentage holding in Cathay Shares following the date of this announcement assume there will be no further issue of Cathay Shares pursuant to the exercise of share options granted under Cathay's share option scheme adopted on 10 March 1999 following the date of this announcement. All references in this announcement to number of shares in Air China and percentage holding in shares in Air China following the date of this announcement assume there will be no issue of A shares by Air China.

DEFINITIONS

In this announcement, the following terms have the meanings set out below, unless the context requires otherwise:

Air China	Air China Limited, a company incorporated in the People's Republic of China and whose H shares are listed on the Exchange as its primary listing venue and on the Official List of the UK Listing Authority as its secondary listing venue
Air China Directors	the directors of Air China
Air China EGM	the extraordinary general meeting of Air China to be held to seek approval of shareholders of Air China referred to this announcement
Air China Group	Air China, its subsidiaries and joint ventures
Air China H Shares	H shares of RMB1.00 each in the capital of Air China
Business Day	a day (other than a Saturday or Sunday) on which banks are open for business in Hong Kong
Cathay	Cathay Pacific Airways Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange
Cathay Board	the board of directors of Cathay
Cathay Directors	the directors of Cathay
Cathay EGM	the extraordinary general meeting of Cathay to be held to seek approval of shareholders of Cathay referred to this announcement
Cathay Share Capital	the issued share capital of Cathay from time to time
Cathay Shares	ordinary shares of HK$0.20 each in the capital of Cathay
CITIC Pacific	CITIC Pacific Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange
CITIC Pacific Directors	the directors of CITIC Pacific
CITIC Pacific EGM	the extraordinary general meeting of CITIC Pacific to be held to seek approval of shareholders of CITIC Pacific referred to this announcement
Completion	completion of the offer for Dragonair Shares, sale and purchase of Cathay Shares and subscription of Air China H Shares as referred to in this announcement under the headings "Description of the Transaction – Purchase of Dragonair Shares and issue of new Cathay Shares", "Description of the Transaction – Purchase of Cathay Shares" and "Description of the Transaction – Acquisition of additional Air China H Shares" respectively
CNAC Limited	China National Aviation Company Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange
CNAC Limited Directors	the directors of CNAC
CNAC Limited EGM	the extraordinary general meeting of CNAC Limited to be held to seek approval of shareholders of CNAC Limited referred to this announcement
CNAHC	China National Aviation Holding Company
Dragonair	Hong Kong Dragon Airlines Limited, a company incorporated in Hong Kong
Dragonair Minority Shareholders	each holder of Dragonair Shares other than SPAC, CITIC Pacific, CNAC Limited or Cathay, or any person who holds Dragonair Shares on their behalf, holding in aggregate 13,552,750 Dragonair Shares
Dragonair Shares	ordinary shares of HK$1.00 each in the capital of Dragonair
Exchange	The Stock Exchange of Hong Kong Limited
Executive	the Executive Director of the Corporate Finance Division of the SFC
Last Trading Date	2 June 2006, being the last trading date prior to the suspension of trading of Cathay, Air China, CNAC Limited, CITIC Pacific and SPAC on 5 June 2006
Listing Rules	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
Operating Agreement	the operating agreement dated 8 June 2006 between Air China and Cathay pursuant to which Air China and Cathay have agreed to co-operate in various operational areas
Placing	the sale by SPAC and CITIC Pacific of Cathay Shares in the 12-month period following Completion as referred to in this announcement under the heading "Description of the Transaction – Placing"
Restructuring Agreement	the restructuring agreement dated 8 June 2006 between SPAC, CITIC Pacific, CNAC Limited, Air China and Cathay in relation to the Transaction
SFC	Securities and Futures Commission of Hong Kong
Shareholders	SPAC, CITIC Pacific, Air China and CNAC Limited
Shareholders Agreement	the shareholders agreement dated 8June 2006 between SPAC, CITIC Pacific, CNAC Limited and Air China regulating their relationship as shareholders of Cathay following implementation of the Transaction
SPAC	Swire Pacific Limited, a company incorporated in Hong Kong and whose shares are listed on the Exchange
Takeovers Code	The Hong Kong Code on Takeovers and Mergers
Transaction	the restructuring of the shareholdings in Dragonair and Cathay and the acquisition by Cathay of additional Air China H Shares, in each case in accordance with the terms of the Restructuring Agreement, but does not include the Placing

Directors

As at the date of this announcement, the directors of Air China are:
Non-Executive Directors: Li Jiaxiang (Chairman), Kong Dong, Wang Shixiang, Yao Weiting;
Executive Directors: Ma Xulun, Cai Jianjiang, Fan Cheng;
and
Independent Non-Executive Directors: Hu Hung Lick, Henry, Wu Zhipan and Zhang Ke.

As at the date of this announcement, the directors of Cathay are:
Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Davy Ho, Vernon Moore, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

As at the date of this announcement, the directors of CNAC Limited are:
Executive Directors: Kong Dong (Chairman), Chuang Shih Ping, Zhang Xianlin, Zhao Xiaohang, Tsang Hing Kwong, Thomas and Gu Tiefei; and
Independent Non-Executive Directors: Lok Kung Nam, Hu Hung Lick, Henry, Ho Tsu Kwok, Charles, Li Kwok Heem, John and Chan Ching Har, Eliza.

As at the date of this announcement, the directors of CITIC Pacific are:
Executive Directors: Larry Yung Chi Kin (Chairman), Henry Fan Hung Ling, Peter Lee Chung Hing, Norman Yuen Kee Tong, Vernon Francis Moore, Li Shilin, Carl Yung Ming Jie, Liu Jifu, Leslie Chang Li Hsien, Chau Chi Yin, Milton Law Ming To and Wang Ande;
Non-Executive Directors: Willie Chang, André Desmarais and Peter Kruyt (alternate director to André Desmarais);
Independent Non-Executive Directors: Hamilton Ho Hau Hay, Alexander Reid Hamilton, Hansen Loh Chung Hon and Norman Ho Hau Chong.

As at the date of this announcement, the directors of SPAC are:
Executive Directors: Christopher Pratt (Chairman), Philip Chen, Martin Cubbon, Davy Ho; Keith Kerr and John Slosar;
Non-Executive Directors: Baroness Dunn, James Hughes-Hallett, Peter Johansen and Sir Adrian Swire; and
Independent Non-Executive Directors: Clement Kwok, Chien Lee, Marjorie Yang, Michael Sze and Vincent Cheng.

By order of the Board of
Air China Limited
Zheng Baoan   Li Man Kit
Joint Company Secretaries
Beijing, 8 June 2006

By order of the Board of
Cathay Pacific Airways Limited
David Fu
Company Secretary
Hong Kong, 8 June 2006

By order of the Board of
China National Aviation Company Limited
Li Man Kit
Company Secretary
Hong Kong, 8 June 2006

By order of the Board of
CITIC Pacific Limited
Alice Tso Mun Wai
Company Secretary
Hong Kong, 8 June 2006

By order of the Board of
Swire Pacific Limited
David Fu
Company Secretary
Hong Kong, 8 June 2006

In accordance with Rule 3.8 of the Takeovers Code, reproduced below is the full text of Note 11 to Rule 22 of the Takeovers Code:

"Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those client are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligations of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever the total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquires. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation."

The directors of Air China jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Cathay, SPAC, CITIC Pacific and CNAC Limited) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those of Cathay, SPAC, CITIC Pacific and CNAC Limited) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Cathay, SPAC, CITIC Pacific and CNAC Limited) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of Cathay jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Air China, SPAC, CITIC Pacific and CNAC Limited) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those of Air China, SPAC, CITIC Pacific and CNAC Limited) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Air China, SPAC, CITIC Pacific and CNAC Limited) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of SPAC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Cathay, Air China, CITIC Pacific and CNAC Limited) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those of Cathay, Air China, CITIC Pacific and CNAC Limited) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Cathay, Air China, CITIC Pacific and CNAC Limited) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of CITIC Pacific jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Cathay, SPAC, Air China and CNAC Limited) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those of Cathay, SPAC, Air China and CNAC Limited) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Cathay, SPAC, Air China and CNAC Limited) not contained in this announcement, the omission of which would make any statements in this announcement misleading.

Other than Mr. Li Kwok Heem, John and Ms. Chan Ching Har, Eliza who are not contactable, the directors of CNAC Limited jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Cathay, SPAC, CITIC Pacific and Air China) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those of Cathay, SPAC, CITIC Pacific and Air China) have been arrived at after due and careful consideration and there are no other facts (other than those relating to Cathay, SPAC, CITIC Pacific and Air China) not contained in this announcement, the omission of which would make any statements in this announcement misleading.